CorePoint Lodging Inc.

125 East John Carpenter Freeway, Suite 1650

Irving, Texas 75062

March 3, 2022

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: CorePoint Lodging Inc.– Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-232374)

Ladies and Gentleman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CorePoint Lodging Inc. (the “Company”), hereby requests that the United States Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable hereafter, of its Registration Statement on Form S-3 (File No. 333-232374), as originally filed with the Commission on June 27, 2019 (the “Registration Statement”). The Registration Statement was declared effective on July 9, 2019. The Company confirms that no securities were sold pursuant to the Registration Statement or the prospectus contained therein.

The Company is seeking withdrawal of the Registration Statement because the proposed offering of securities contemplated by the Registration Statement has not occurred and will not be proceeding and it believes that such withdrawal is consistent with the public interest and the protection of investors. Among other things, as of the date hereof, the Company has been, or will be, acquired by Cavalier Acquisition Owner LP (“Cavalier”) pursuant to a certain Agreement and Plan of Merger dated as of November 6, 2021, by and among the Company, Cavalier (as assignee of Cavalier Acquisition JV LP) and Cavalier MergerSub LP, a wholly owned subsidiary of Cavalier (as assignee of Cavalier) (“Merger Sub”) (as amended, modified or assigned, the “Merger Agreement”). In accordance with the Merger Agreement, the Company has, or will as of the date hereof, be merged with and into Merger Sub, with Merger Sub surviving such merger as a wholly owned subsidiary of Cavalier.

If you have any questions regarding the foregoing, please contact our outside counsel, Edgar J. Lewandowski of Simpson Thacher & Bartlett LLP at (212) 455-7614 or elewandowski@stblaw.com.

Sincerely,

COREPOINT LODGING INC.

/s/ Mark M. Chloupek
By:	Mark M. Chloupek
Title:	Executive Vice President, Secretary and
General Counsel

cc: Edgar J. Lewandowski, Simpson Thacher & Bartlett LLP